FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of August, 2005
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ___

COMPAGNIE GENERALE DE GEOPHYSIQUE
CGG ANNOUNCES THE ACQUISITION OF APPROXIMATELY 60 PERCENT OF THE SHARE CAPITAL OF EXPLORATION RESOURCES ASA AND A CASH OFFER FOR ALL REMAINING SHARES IN EXPLORATION RESOURCES ASA OF NOK 340 PER SHARE
Paris, August 29th 2005
Compagnie Générale de Géophysique (“CGG” 0000120164 — GEPH.PA — NYSE : GGY) acquired approximately 60 percent of the share capital (4,066,650 shares) of Exploration Resources ASA (“Exploration Resources”) on August 29, 2005. CGG did not previously own any shares in Exploration Resources.
Exploration Resources is listed on Oslo Børs under the ticker code “EXRE”. CGG is a leading supplier of geophysical products and services to the worldwide oil and gas industry. Its shares are listed on the Eurolist of Euronext Paris SA and the New York Stock Exchange (under the form of American Depositary Shares).
All shares were acquired at a purchase price of NOK 340 per share.
CGG will make a mandatory cash offer for all remaining shares in Exploration Resources in accordance with the provisions of the Norwegian Securities Act. The offer price will be NOK 340 per share.
The offer price represents a premium of 8.3 percent to the closing price of NOK 314 for the shares of Exploration Resources on August 26, 2005, and a premium of approximately 34.4 percent to the average trading price over the last month.
The employees, the assets and the technological base of Exploration Resources and its subsidiary Multiwave are perfectly complementary with CGG’s. The Group expects no redundancies as a result of this transaction. In particular, the Exploration Resources organization in Bergen will be maintained and further developed as a competence center within CGG.
CGG Chairman and CEO Robert Brunck comments: “The step we have now taken through this acquisition of approximately 60 percent of the share capital of Exploration Resources falls clearly within the strategy followed by the Group for many years to consolidate the seismic sector. It will allow us to raise our fleet to a level equivalent to the current market leaders, at a time when the seismic sector is entering a growth cycle, which I believe to be strong and lasting, and it will also enable us to reinforce significantly our position in the emerging business of seabed activities. In this respect, I take great interest in the technological collaboration existing between Multiwave and the University of Bergen, which we intend to pursue and strengthen. The Group has been present in Norway for many years, a country in which most of the technology and marine seismic acquisition capacity in the world originated. In the near future, should the conditions be favorable, we might as well contemplate the listing of our securities on the Oslo Stock Exchange. Accordingly, this acquisition constitutes an important strategic step for CGG and, I am convinced it will create value for our shareholders”.
Financial advisor to CGG in this transaction is Rothschild & Cie (Paris) and Legal advisors are Willkie Farr & Gallagher LLP (Paris) and BA-HR (Oslo).

Today at 3:00pm Paris time, CGG will host a conference call. The phone number to dial will be available on CGG website (www.cgg.com) as from 1:00pm. Paris Time.
Contact:   Christophe BARNINI   + (33) 1 64 47 38 11
About Exploration Resources:
Exploration Resources is a Norwegian based provider of marine seismic services to the global oil and gas industry with focus on towed seismic data acquisition, multi-clients seismic services, and 4C/4D/seabed operations.
About CGG:
CGG is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and reservoir services to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.

Email: invrel@cgg.com	Internet: www.cgg.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
Contact:   Christophe BARNINI   (33) 1 64 47 38 10

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Leon Migaux 91341 – Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: August 31, 2005	By Senior Executive Vice President
Strategy, Control & corporate planning /Gerard CHAMBOVET/